FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2011 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On July 07, 2011, the registrant announces selling its Holdings in HHSL for $32 Million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 07, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz Sells its Holdings in HHSL for $32 Million

The investment is presented in TowerJazz Balance Sheets
with a Book Value of $17 Million

MIGDAL HAEMEK, Israel and NewPort Beach, CA – July 07, 2011 – TowerJazz, the global specialty foundry leader, today announced that it has agreed to sell its holdings in Hua Hong Semiconductor Limited (“HHSL”), one of Mainland China's leaders in the field of IC foundry service, in a HHSL buyback transaction, for $32 million in cash.

TowerJazz owns 10% of HHSL’S shares, valued per GAAP in the amount of $17 million on TowerJazz's balance sheet.

Russell Ellwanger, TowerJazz CEO, commented: "This transaction is another step in our business growth strategy, providing us with additional cash which may enable us to fund our continued growth initiatives. Our relationship and supply agreement with HHSL and its wholly owned subsidiary HHNEC are independent of an equity position.”

The transaction is subject to customary closing conditions and is expected to close during the third quarter of 2011. TowerJazz expects to record a gross gain in the third quarter of $15 million as a direct result of this sale, and approximately $8 million of net gain (after taking into account expected tax and other payments and fees associated with the transaction).

Safe Harbor
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i)  the satisfaction of customary closing conditions to complete the sale of holdings in HHNEC; (ii) actual tax, fees and other  payments may differ from current estimations; and (iii) actual gain from the transaction may differ from the one currently forecasted. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

About HHNEC
Founded in July 1997, Shanghai Hua Hong NEC Electronics Company, Ltd. (‘HHNEC’) is one of Mainland China's leaders in the field of IC foundry service. The company is dedicated to the manufacture of IC, providing high quality products and value-added services to both domestic and overseas customers. It is well-known for its advanced technologies, on-time delivery performance, excellent yields and cost competitiveness. Based on its solid foundation in 0.35-0.13um memory, logic and mixed signal technologies, HHNEC has progressively developed many sought-after processes, including embedded non-volatile memories, HVCMOS, and RFCMOS. It focuses on embedded NVM, LCD driver, analog/power management, RF technology field and customer electronics, providing competitive and advanced platform of special processes. With its mature patented wafer processing techniques, HHNEC is able to help its customers achieve lower prototyping costs and shorter time-to-market For more information, please visit http://www.hhnec.com/EN/AboutUs/Overview.aspx.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerazz.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com